FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 15, 2021, announcing that Africa's Largest Satellite Cellular Backhaul Network Extends Coverage with Gilat's Technology to a Dozen Countries in Africa.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 15, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Africa's Largest Satellite Cellular Backhaul Network
Extends Coverage with Gilat's Technology to a Dozen
Countries in Africa

Africa Mobile Networks (AMN) deploys hubs and places additional orders of Gilat cellular backhaul terminals to serve multiple Tier-1 Telcos in Africa

Petah Tikva, Israel, November 15, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Africa's largest satellite cellular backhaul network is extending its coverage to a dozen countries in Africa. Africa Mobile Networks (AMN) has deployed Gilat hubs and placed additional orders of Gilat cellular backhaul terminals to serve multiple Tier-1 Telcos in Africa.

"AMN has selected Gilat, due to its superior cellular backhaul over satellite technology, to support the extension of Africa's largest satellite-based network," said Michael Darcy, CEO AMN. "We are pleased to contribute to closing the digital divide by furthering the reach of our network with Gilat's SkyEdge II-c Capricorn VSATs, reaching more of the population in Africa."

"Gilat highly values its long-lasting partnership with AMN and shares a common goal of enhancing the lives of people in Africa with high quality connectivity," said Michal Aharonov, Chief Commercial Officer at Gilat. "Gilat is working closely with AMN to further expand cellular backhaul reach in additional sites and regions throughout the coming years, including migration to 4G as the requirement for data communication rises."

About AMN
AMN’s mission is to build mobile network base stations serving rural communities in sub-Saharan Africa which have no existing service, providing mobile network operators with a Capex-free route to add new subscribers and new revenues and with incremental costs. The vision of AMN is a fully-connected Africa, with no community of any significant size being without basic telecommunications services to deliver social, economic, educational and other benefits to the population. For more information contact AMN at info@africamobilenetworks.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com